EXHIBIT 99.1

May 13, 2016	News Release 16-18

Annual General Meeting Voting Results

Vancouver, British Columbia May 13, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces the voting results from its Annual General Meeting of Shareholders held on May 12, 2016 (the “Meeting”).

A total of 121,987,283 (68.82%) of Pretivm’s common shares were represented at the meeting.

The eight nominees listed in the management proxy circular were elected as directors of Pretivm.  Detailed results of the vote for the election of directors are set out below:

Number of Directors
Setting the number of Directors at eight

Votes for	% For	Votes Against	% Against
121,122,996	99.75%	308,974	0.25%

Election of Directors

Nominee	Votes for	% For	Votes Withheld	% Withheld
Robert A. Quartermain C. Noel Dunn Ross A. Mitchell Joseph J. Ovsenek George Paspalas Peter Birkey Shaoyang Shen Nicole Adshead-Bell	103,224,636 99,812,986 102,994,910 103,487,984 102,993,769 103,811,715 103,692,298 103,794,690	99.30% 96.02% 99.08% 99.55% 99.08% 99.87% 99.75% 99.85%	726,871 4,138,521 956,597 463,523 957,738 139,792 259,209 156,817	0.70% 3.98% 0.92% 0.45% 0.92% 0.13% 0.25% 0.15%

Voting results at the meeting approving the appointment of auditors, Stock Option Plan, Restricted Share Unit Plan, Shareholder Rights Plan, and “Say on Pay”, an advisory resolution on executive compensation, were as follows:

Appointment of auditors
The appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorising the auditors to set their remuneration.

Votes for	% For	Votes Withheld	% Withheld
121,273,778	99.87%	158,191	0.13%

Stock Option Plan
To authorize and re-approve the Stock Option Plan and the unallocated options thereunder.

Votes for	% For	Votes Against	% Against
83,732,619	80.55%	20,218,888	19.45%

Restricted Share Unit Plan
To authorize and approve the adoption of the Restricted Share Unit Plan, the Restricted Share Units granted thereunder and all unallocated Restricted Share Units issuable pursuant to the Restricted Share Unit Plan.

Votes for	% For	Votes Against	% Against
67,964,486	65.38%	35,987,021	34.62%

Shareholder Rights Plan
To authorize and approve the adoption of the Shareholder Rights Plan.

Votes for	% For	Votes Against	% Against
88,210,657	84.86%	15,740,850	15.14%

Say on Pay Advisory Vote
To authorize and approve a non-binding resolution accepting the Company’s approach to executive compensation.

Votes for	% For	Votes Against	% Against
98,019,326	94.80%	5,376,868	5.20%

About Pretivm

Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2013 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.